                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          Foothill Independent Bancorp
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    344905104
                          ----------------------------
                                 (CUSIP Number)

               Thomas M. Cerabino, Esq., Willkie Farr & Gallagher,
                  787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 21, 1998
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
CUSIP No. 344905104                           Page    2     of     9      Pages
                                                   --------    ----------
-----------------------------------------     ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Partners, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                       (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              551,921
    PERSON WITH

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                551,921
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            551,921
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.22 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------     ---------------------------------
CUSIP No. 344905104                            Page    3     of     9      Pages
                                                    --------    ----------
------------------------------------------     ---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Management, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                       (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              551,921
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                551,921
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            551,921
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       3 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------    ----------------------------------
CUSIP No. 344905104                           Page    4     of     9      Pages
                                                   --------    ----------
------------------------------------------    ----------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                       (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              551,921
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                551,921
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            551,921
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       4 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------      ---------------------------------
CUSIP No. 344905104                            Page    5     of     9      Pages
                                                    --------    ----------
-----------------------------------------      ---------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bennett Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                       (b) |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- -----------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              551,921
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER


                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                551,921
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            551,921
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       5 of 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The purpose of this Amendment No. 4 to the previously filed Schedule 13D is to report (i) that the beneficial ownership of Basswood Partners, L.P. ("Basswood"), Basswood Management, Inc., Matthew Lindenbaum and Bennett Lindenbaum (together, the "Reporting Persons") in the Common Stock, $.01 par value per share (the "Shares") of Foothill Independent Bancorp (the "Company") has increased by one-hundred (100) Shares and (ii) a change in the disclosure set forth in Item 4 (Purpose of Transaction) as more fully described below.

Item 1.  Security and Issuer
-------  -------------------

     No change.

Item 2.  Identity and Background
-------  -----------------------

     This Statement has been filed on behalf of the Reporting Persons, namely Basswood, a Delaware limited partnership, Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner, and Basswood Management, Inc. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and certain managed accounts (including 1994 Garden State L.P., a Delaware limited partnership ("Garden State") and Jet I, L.P., a Delaware limited partnership ("Jet I")), which may from time to time acquire Shares. The Partnership, Basswood International, Whitewood, Garden State and Jet I are referred to collectively as the "Accounts." As of the date hereof, 551,821 Shares are owned by one or more of the Accounts and 100 Shares are owned of record by Bennett Lindenbaum. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

     Messrs. Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but which may in the future buy and sell Shares from time to time.

     During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

     Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations
-------  --------------------------------------------------

     As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 551,921 Shares, all of which Shares are held by the Accounts (other than 100 Shares which are owned of record by Bennett Lindenbaum). The Shares have been purchased in open market transactions at an aggregate cost of $5,285,554. The funds for the purchase of the Shares held by the Accounts and Mr. Lindenbaum have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.  Purpose of Transaction
-------  ----------------------

     All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

     On December 21, 1998, Basswood mailed a letter to the Board of Directors of the Company, the text of which follows:

                               "December 21, 1998

Board of Directors
Foothill Independent Bancorp
510 South Grand Avenue
Suite 204
Glendora, CA  91741


Dear Sirs:

     Based on publicly available information, Basswood Partners, L.P. ("Basswood Partners") currently owns 9.22% of Foothill Independent Bancorp's outstanding shares (including 100 shares as a record holder), and is the largest shareholder of Foothill Independent Bancorp (the "Company"). We have been a shareholder since October 1996. Basswood Partners has become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company. The financial performance of the Company has been disappointing. The core return on equity, core return on assets and efficiency ratio are all significantly worse than the performance of the Western Banks
Average as defined in the SNL Quarterly Bank Digest--December 1998. Also, earnings per share growth has been unacceptably low. Moreover, we are unaware of any meaningful prospects for improvement. Any effort to improve earnings by an acquisition strategy would involve substantial, and we believe unacceptable, dilution to current shareholders.

     At the same time, we believe that there are likely to be a number of larger institutions that would have a serious interest in purchasing the Company. Recent transactions throughout the country, and specifically in California, suggest that through a sale the Company's shareholders would likely receive a substantial premium over the current market price, which we believe the shareholders cannot reasonably expect to achieve, on a present value basis, if the Company continues its current course. In our view, a failure by the Board to explore seriously the sale option would be inconsistent with its fiduciary obligations to the shareholders.

     Because we believe that the board does not share our view, we intend to communicate with other shareholders of the Company on matters relating to our mutual interests as shareholders, including but not limited to communicating with the Company's shareholders regarding the financial underperformance by the Company in the recent past and methods to improve the Company's future financial performance and the Company's value to its shareholders.

     To facilitate this, and to enable the shareholders--the true owners of the Company--to communicate their views and better understand their options, pursuant to Sections 1600 and 1601 of the California General Corporation Law (the "CGCL"), Basswood Partners requests the right to inspect and copy the records of the Company described in Section 1600(a) (1) and (2) and in Section 1601 of the CGCL during regular business hours on the sixth business day following the date of this letter or as promptly thereafter as possible. We also request that the Company provide to us the other information and permit us to take the other actions set forth in Annex A (specifying certain stockholder list information in greater detail) as expeditiously as possible. Basswood Partners agrees to reimburse the reasonable out-of-pocket costs incurred by the Company (including those of its transfer agent) in connection with the production of the information set forth in Annex A hereto.

     Basswood Partners hereby designates and authorizes Willkie Farr & Gallagher at 787 Seventh Avenue, New York, New York 10019, their partners and employees, and any persons designated by them or by us, acting singly or in any combination, to conduct the inspection, extracting and copying herein requested.

     Please advise the undersigned when and where the items requested above will be available to Basswood Partners for inspection as provided herein.

     If you have any questions, please telephone the undersigned at (212) 521-9500.

                                  Respectfully,

                                  Basswood Partners, L.P.

                                  By: / Matthew Lindenbaum/
                                  -------------------------
                                  Matthew Lindenbaum
                                  President
                                  Basswood Management, Inc.
                                  General Partner



                                     ANNEX A

     Basswood Partners, L.P. requests that Foothill Independent Bancorp (the "Company") provide the following to Basswood Partners, L.P. as expeditiously as possible:

     (a) Magnetic computer tape lists of the shareholders of the Company as of a recent date showing the name and address of, and number of shares held by, each shareholder of record, together with such computer processing date as is necessary for Basswood Partners to make use of such magnetic computer tape, and printouts of such magnetic computer tape for verification purposes;

     (b) All daily transfer sheets showing changes in the names and addresses of, and number of shares held by, share holders of record of the Company which are in or come into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraph (a) above through the date hereof,

     (c) All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained by brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses, and number of shares held by, the participating brokers and banks name in the individual nominee names of Cede & Co., and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company, and a list or lists containing the name and address of, and number of shares attributable to, any participant in any Company employee stock ownership, dividend reinvestment, stock purchase or comparable plan in which the decision how to vote or whether to dispose of shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan,

     (d) All information in or which comes into the possession or control the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, relating to the names of the Non-Objecting Beneficial Owners of shares ("NOBO's") in the format of a printout and magnetic tape in descending order balance (such information is readily available to the Company under Rule 14b-1 (c) of the Securities Exchange Act of 1934, as amended, from ADP Proxy Services;

     (e) A stop list or stop lists relating to any shares and any changes, corrections, additions or deletions from the date of the shareholder lists referred to in paragraph (a) above through the date hereof, and

     (f) Lists of all holders of record of shares owning 1,000 or more shares arranged in descending order as of a recent date.

     Basswood Partners further requests that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (f) above be immediately furnished to Basswood Partners as such modifications, additions or deletions become available to the Company or its agent or representatives through the date of next annual meeting of shareholders of the Company."

     Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Company
-------  -------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 551,921 Shares. Based on a communication from the Company dated October 19, 1998, the Company informed Basswood that there were a total of 5,985,699 Shares of Common Stock outstanding as of September 30, 1998. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 9.22% of the outstanding Shares as of such date. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners.

(c) The trading date, number of Shares purchased and price per Share (excluding commissions, if any) for all transactions by the Reporting Persons for the 60-day period preceding December 21, 1998 through the date hereof are set forth in Exhibit B hereto.

(d) Other than the Reporting Persons and the Accounts, with respect to the Shares beneficially owned by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
-------  -------------------------------------------------------------
         Respect to Securities of the Company
         ------------------------------------

     No change.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

     The following exhibits are filed hereto:

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding December 22, 1998 through the date hereof

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1998



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc., its General Partner

                             By: /s/ Matthew Lindenbaum
                                 -----------------------------
                             Name: Matthew Lindenbaum
                             Title:  President

                                 /s/ Matthew Lindenbaum
                             ---------------------------------
                             Matthew Lindenbaum

                                 /s/ Bennett Lindenbaum
                             ---------------------------------
                             Bennett Lindenbaum

                                  EXHIBIT INDEX

Exhibit             Title
-------             -----

Exhibit A:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934

Exhibit B:          A description of the transactions in the Shares that were
                    effected by the Reporting Persons during the 60-day period preceding December 21, 1998 through the date hereof.